Exhibit 99.9

February 27, 2019

Nutrien Ltd.

Ladies and Gentlemen:

Re: Annual Report on Form 40-F

Reference is made to the Annual Report on Form 40-F (the “Annual Report”) filed by Nutrien Ltd. under the Securities Exchange Act of 1934, as amended.

I, Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo., a qualified person, am responsible for preparing or supervising the preparation of (1) the technical report entitled “National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R A), Saskatchewan, Canada” dated effective December 31, 2018 (the “Allan Technical Report”); (2) the technical report entitled “National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103 B), Saskatchewan, Canada” dated effective December 31, 2018 (the “Cory Technical Report”); (3) the technical report entitled “National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001 C), Saskatchewan, Canada” dated effective December 31, 2018 (the “Lanigan Technical Report”); and (4) the technical report entitled “National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KL 305), Saskatchewan, Canada” dated effective December 31, 2018 (the “Rocanville Technical Report”, together with the Allan Technical Report, the Cory Technical Report and the Lanigan Technical Report, the “Technical Reports”).

I hereby consent to the inclusion in the Annual Report of references to and information derived from the Technical Reports and to the use of my name therein. I hereby also consent to the incorporation by reference of such information in the registration statements on Form S-8 (File Nos. 333-222384, 333-222385 and 333-226295) and on Form F-10 (File No. 333-223273) of Nutrien Ltd.

Yours truly,

/s/ Craig Funk
Craig Funk, B.Sc., M.Sc., P. Eng., P.Geo.
Director, Earth Science – Engineering, Technology & Capital
Nutrien Ltd.